DCS ADVISORY LLC
(SEC I.D. No. 8-66273)

STATEMENT OF FINANICAL CONDITION AS OF MARCH 31, 2019
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

This report is filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-66273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __4/1/2018__ AND ENDING __3/31/2019__
                                                     MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  **DCS ADVISORY LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**605 Third Ave, 11th Floor**

FIRM I.D. NO.

(No. and street)

**New York**              **NY**           **10171**

(City)              (State)           (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Peter Pacitto**                                     **(212) 904-9488**

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**KPMG LLP**

(Name – *if individual, state last, first, middle name*)

**345 Park Avenue**        **New York**        **NY**        **10154**

(Address)           (City)         (State)      (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

\* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

**AFFIRMATION**

I, Peter Pacitto affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to DCS Advisory LLC (the "Company") as of and for the twelve months ended March 31, 2019, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Peter Pacitto
Chief Administrative Officer

Subscribed to before me this
29th day of May, 2019.



Notary Public

DONNA L TROTMAN
Notary Public, State of New York
No. 01TR6127372
Qualified in Kings County
My Commission Expires May 23, 2021

# DCS ADVISORY LLC

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):**

| | | |
|---|---|---|
| ☒ | | Report of Registered Independent Public Accounting Firm. |
| ☒ | (a) | Facing Page. |
| ☒ | (b) | Statement of Financial Condition. |
| ☐ | (c) | Statement of Operations. |
| ☐ | (d) | Statement of Cash Flows. |
| ☐ | (e) | Statement of Changes in Member's Capital. |
| ☐ | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors. |
| ☒ | | Notes to Financial Statements. |
| ☐ | (g) | Computation of Net Capital. |
| ☐ | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. |
| ☐ | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable). |
| ☐ | (j) | A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required). |
| ☐ | (k) | A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not applicable). |
| ☒ | (l) | An Affirmation. |
| ☐ | (m) | A copy of the SIPC Supplemental Report (filed separately). |
| ☐ | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (not applicable). |

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
DCS Advisory LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of DCS Advisory LLC (the Company) as of March 31, 2019, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2019, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2019.

New York, New York
May 29, 2019

**DCS ADVISORY LLC**
Statement of Financial Condition
March 31, 2019

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 30,905,013 |
| Security deposits | | 815,227 |
| Accounts receivable, net of allowance of $0 | | 15,903,342 |
| Property and equipment, net of accumulated depreciation of $245,514 | | 926,633 |
| Deferred taxes | | 6,368,371 |
| Goodwill | | 29,146,581 |
| Intangible assets, at cost, less accumulated amortization of $2,304,166 | | 81,667 |
| Prepaid and other assets | | 757,726 |
| **Total assets** | $ | **84,904,559** |

**LIABILITES AND MEMBER'S CAPITAL**

**Liabilities:**

| | | |
|---|---|---|
| Accounts payable | $ | 5,350,631 |
| Accounts payable to affiliates | | 2,954,465 |
| Accrued expenses | | 17,087,813 |
| Deferred Income | | 1,076,180 |
| **Total liabilities** | | **26,469,089** |

COMMITMENTS AND CONTINGENCIES

**MEMBER'S CAPITAL**

| | |
|---|---|
| Common stock | 75 |
| Additional paid-in capital | 87,911,008 |
| Accumulated (deficit) | (29,475,613) |
| MEMBER'S CAPITAL | 58,435,470 |
| **Total liabilities and member's capital** | $ 84,904,559 |

See accompanying notes to Statement of financial condition

1. **ORGANIZATION**

   DCS Advisory LLC (the "Company"), formerly known as Sagent Advisors, LLC, is a Delaware limited liability company and provides financial advisory services to clients in connection with mergers, acquisitions, financings, restructurings and other transactions. The Company may also act as a placement agent, arranger, dealer-manager and/or underwriter in certain transactions. The Company's clients consist of public and private companies in a variety of industries, including private equity firms. The Company maintains offices in the United States located in New York, California, Washington DC and Illinois.

   The Company is a wholly-owned subsidiary of DCS Advisory Holdings Inc. ("Holdings), which effective October 1, 2017 is a wholly-owned subsidiary of Daiwa Capital Markets Americas Holdings Inc. ("Daiwa") as a result of the completion of an acquisition. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer with the Securities and Exchange Commission (the "SEC").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   ***Use of Estimates*** - The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the Statement of Financial Condition and related disclosures. Actual results could differ materially from these estimates.

   ***Fair Value of Financial Assets and Liabilities*** - The carrying value of financial assets and liabilities, including accounts receivable and certain other assets, and accounts payable and accrued expenses approximates their fair value due to the short-term nature of these financial assets and liabilities.

   ***Cash and Cash Equivalents*** - The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash held at two major U.S. financial institutions.

   ***Allowance for Doubtful Accounts*** - The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, non-payment risk of clients, historical trends and other information. It is the Company's policy to review all receivables greater than 90 days and record an allowance, if necessary. Once we consider the receivable uncollectible based on credit worthiness of the client, we charge-off the allowance. The allowance recorded in the financial statements is as follows:

(Continued)

| | | |
|---|---|---|
| Balance, March 31, 2018 | $ | 66,676 |
| Write-off of bad debt | | (150,809) |
| Additional provision | | 84,133 |
| Balance, March 31, 2019 | | - |

**Property and Equipment** - Property and equipment consists of furniture, fixtures, equipment, leasehold improvements, and computer hardware and software, which are stated at cost. Depreciation is computed using the straight-line method over the lesser of the estimated useful life or five years of the relevant furniture, fixtures and office equipment, and three years for computer hardware and software. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of such improvements or the life of the lease. Maintenance and repair costs are charged to expenses as incurred.

The Company periodically evaluates the carrying value of property and equipment when events and circumstances suggest that such assets may be impaired and no such indicators were identified during the current year.

**Goodwill and Other Intangible Assets** – The Company does not amortize goodwill, but tests it annually for impairment, or sooner when circumstances indicate an impairment may exist, using a quantitative approach. The Company may elect to perform a qualitative assessment. The Company performed a Step 1 analysis according to ASC 350 to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. Intangible assets with definite useful lives are amortized over their useful lives to their residual values. Goodwill is the only intangible asset with an indefinite life on our balance sheet.

**Income Taxes** – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as the estimated future tax consequences attributable to net operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

The Company's results of operations are included in the consolidated federal and combined state and local income tax returns filed by the Parent. In accordance with the tax sharing agreement, the Parent allocates to the Company its proportionate share of the consolidated federal and combined state and local tax liabilities on a separate-company basis.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained in accordance with ASC 740, *Income Taxes*. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized are classified as income tax expense.

***Recent Accounting Pronouncements***

In February 2016, the FASB issued ASU 2016-2, *Leases* (Topic 842), which amended the guidance on accounting for leases. The FASB issued this update to increase transparency and comparability among organizations. This update requires recognizing lease assets and lease liabilities on the Statement of Financial Condition and disclosing key information about leasing arrangement. This ASU is effective for all annual and interim periods in fiscal years beginning after December 15, 2018 (April 1, 2019 for the Company).

The standard will have a gross-up on our financial statements due to the recognition of new Right of Use (ROU) assets and lease liabilities on our Statement of Financial Condition for real estate and equipment operating leases. As part of our implementation process, we have assessed our lease arrangement and evaluated practical expedients and accounting policy elections to meet the reporting requirements of the standard. We are also currently evaluating the change in the controls and processes that are necessary to implement the new standard, but do not expect material change. We expect to elect all the standard's available practical expedients on adoption. Consequently, on adoption, we expect to recognize additional ROU of approximately $11.5 million, with corresponding liability of approximately the same amount based on the present value of the remaining minimum rental payments under current leasing standards for the exiting operating leases. The majority of this balance is for the office space.

In January 2017, the FASB issued ASU No. 2017-04, "Intangibles — Goodwill and Other (Topic 350) — Simplifying the Test for Goodwill Impairment." The ASU simplifies the quantitative goodwill impairment test by eliminating the second step of the test. Under this ASU, impairment will be measured by comparing the estimated fair value of the reporting unit with its carrying value. The Company early adopted this ASU in the 2019. Adoption of the ASU did not have a material impact on the results of the firm's goodwill impairment test.

(Continued)

In August 2017, the FASB updated ASC 230, Statement of Cash Flows, addresses the presentation of the statement of cash flows. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update apply to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows under Topic 230.

3. **GOODWILL AND OTHER INTANGIBLE ASSETS**

(a) Goodwill

The changes in the carrying amount of goodwill for the year ended March 31, 2019 are as follows

| | |
|---|---|
| Balance as of March 31, 2018 | $ 29,146,581 |
| Accumulated impairment losses | - |
| Net goodwill as of March 31, 2019 | $ 29,146,581 |

(b) Intangible assets

The Company amortizes intangible assets over their estimated useful lives. The mandate means fully executed engagement letters that M&A transactions are in process and pipeline means a targeted client that will become mandates. Both mandate and pipeline have an estimated weighted average life of 12.8 months. The following table sets forth the Company's intangible assets as of March 31, 2019:

| | Amortization Period | Gross carrying amount | Accumulated amortization | Net carrying amount |
|---|---|---|---|---|
| Intangible assets: | | | | |
| Mandates | 12.8 months | $ 3,710,000 | (3,710,000) | $ - |
| Pipeline | 12.8 months | 280,000 | (198,333) | 81,667 |
| Total intangible assets | | $ 3,990,000 | $ (3,908,333) | 81,667 |

**4.    SECURITY DEPOSITS**

Each of the long-term leases for the Company's offices in the United States required a security deposit. The Company has provided a cash deposit or fully cash collateralized letter of credit through a major financial institution in the United States to each of the landlords in connection with the respective office leases. No amounts have been drawn under any of the letters of credit. Total security deposits at March 31, 2019 were $815,227. A portion of the security deposits will be reduced at various times throughout the applicable lease period with the final reductions arising no later than sixty days after the applicable lease expiration date.

**5.    PROPERTY AND EQUIPMENT**

As of March 31, 2019, property and equipment consist of the following:

| | |
|---|---:|
| Furniture and fixtures | $ 90,023 |
| Computer and software | 243,070 |
| Leasehold improvements | 1,050,687 |
| | 1,383,779 |
| Less: Accumulated depreciation and amortization | (457,147) |
| Property and equipment, net | $ 926,633 |

**6.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES**

As of March 31, 2019, accounts payable and accrued expenses consist of the following:

| | |
|---|---:|
| Accrued compensation and benefits | $ 17,967,063 |
| Deferred rent | 1,652,734 |
| Accrued professional fees | 114,000 |
| Accounts payable to affiliates | 2,954,465 |
| Tax payable | 2,191,873 |
| Others | 512,774 |
| | $ 25,392,909 |

## 7. RELATED PARTY TRANSACTIONS

The Company entered into a Business Alliance with Daiwa Securities Capital Markets Co. Ltd. ("DSCM") (formerly Daiwa Securities SMBC Co. Ltd.) and Daiwa Capital Markets America Inc. (formerly Daiwa Securities America ("Daiwa CM America" and together with DSCM, the "Daiwa Parties")) and (iii) a Services Agreement with the Daiwa Parties (collectively, the "Transaction"). The purpose of the Business Alliance with DSCM is to increase cross-border investment banking opportunities for the Company, DSCM and its related parties, as well as their respective clients. The intercompany payable balance of $2,900,000 represents merger related activity between the legacy firm of Signal Hill and DCS Advisory.

In connection with the acquisitions of Signal Hill and the remaining Sagent Holdings shares by DCMAH, a portion of the merger consideration will be paid in installments to employees of the Company, and retention bonuses will be paid to key employees of the Company, subject to their remaining employed by the Company. These merger-related payments are being accrued by the Company and contributed to the Company by Daiwa. Future accruals are estimated to total approximately $7,500,000.

Pursuant to the Transaction, the Company and the Daiwa Parties collaborate to provide services to certain clients. In connection with any such collaboration, client billing responsibility is assigned to either the Company or the Daiwa Parties, which creates either a receivable or payable for the Company with the Daiwa Parties when client billings arise. In addition, pursuant to certain secondment agreements between the Company, the Daiwa Parties and certain Company employees, the Company is reimbursed by the Daiwa Parties for certain employee benefits and related administrative costs.

The financial statement impacts of related party transactions are as follows:

*Accounts Receivable* - As of March 31, 2019, accounts receivable included $50,000 due from related parties. A portion of this receivable related to client billing arrangements as a result of the collaboration with the Daiwa Parties.

*Accounts Payable* - As of March 31, 2019, accounts payable included $169,500 due to related parties. A portion of this payable related to client billing arrangements as a result of the collaboration with the Daiwa Parties.

(Continued)

8.   **COMMITMENTS AND CONTINGENCIES**

*Operating Leases* - The Company leases both long-term and short-term office space at various locations in the United States pursuant to operating leases expiring at various times through December 2028.

As of March 31, 2019, the future minimum payments under these operating leases are as follows:

|             | Long Term     | Short Term    | Total         |
|-------------|--------------:|--------------:|--------------:|
| FYE 3/31/20 | $        -    | $  1,597,108  | $  1,597,108  |
| FYE 3/31/21 |   2,310,481   |               |   2,310,481   |
| FYE 3/31/22 |   1,744,984   |               |   1,744,984   |
| FYE 3/31/23 |   8,633,651   |               |   8,633,651   |
| FYE 3/31/24 |   1,428,626   |               |   1,428,626   |
| Thereafter  |   7,064,809   |               |   7,064,809   |
|             | $ 21,182,550  | $  1,597,108  | $ 22,779,658  |

*Litigation* - In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. It is the opinion of management, after consultation with its counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial statements of the Company at March 31, 2019.

9.   **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability. ASC 820 establishes a hierarchy that categorizes financial instruments, based on the priority of the inputs to the valuation technique into the following three-levels:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 - Valuations that require inputs that are both unobservable and significant to the fair value measurement.

(Continued)

At March 31, 2019, cash and cash equivalents amount to $30,905,013, are maintained with a major commercial bank in the United States, and are classified as level 1. There were no financial instruments reported at fair value classified as level 2 or level 3 as of March 31, 2019.

10. **INCOME TAXES**

In December 2017 the U.S. government enacted comprehensive tax legislation, the Tax Cuts and Jobs Act (the Act), which significantly revises the ongoing U.S. corporate income tax law by lowering the U.S. federal corporate income tax rate from 35% to 21%, implementing a territorial tax system, imposing a one-time tax on foreign unremitted earnings and setting limitations on deductibility of certain costs (e.g., interest expense and executive compensation), among other things.

The Company accounted for the effects of the Act in its reporting period that included the December 22, 2017 enactment date. Accordingly, the Company's financial results reflect the income tax effects of the Act for which the accounting under ASC Topic 740 is complete, and provisional amounts for those specific income tax effects of the Act for which the accounting under ASC Topic 740 is incomplete, but for which a reasonable estimate could be determined. The Company did not identify any material items for which the income tax effects of the Act have not been completed and a reasonable estimate could not be determined as of March 31, 2018. During 2018, the Company finalized this estimate to reflect the updated information, including subsequent guidance issued by the U.S. Internal Revenue Service which resulted in no material change.

The significant components of the Company's net deferred tax assets included in other assets in the accompanying statement of financial condition at March 31, 2019 are as follows:

(Continued)

| Deferred tax assets: | | |
|---|---|---|
| Mandates and pipeline | $ | 804,141 |
| Deferred rent | | 370,140 |
| Stock rights clawback | | (949,542) |
| AMT credit and net operating loss carryforward | | 2,042,646 |
| Goodwill | | (320,960) |
| Bonus - deferred compensation | | 4,348,726 |
| Depreciation | | 131,558 |
| Total gross deferred tax assets | | 6,426,708 |
| Less valuation allowance | | (58,337) |
| Total deferred tax assets | $ | 6,368,371 |

In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the appropriate character during the periods in which those temporary differences become deductible. Management considered projected future taxable income in making the assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not that the Company will realize the benefits of these deductible differences at March 31, 2019.

Major taxing jurisdictions for the Company and tax years for each that remain subject to examination are as follows:

| | |
|---|---|
| U.S. Federal | March 31, 2016 and later |
| New York State | March 31, 2016 and later |
| New York City | March 31, 2016 and later |

The Parent files a consolidated federal income tax return that includes the Company. In addition, the Company files state tax returns in various jurisdictions. With few exceptions, the Parent and its consolidated subsidiaries are no longer subject to U.S. federal, state, and local examinations by tax authorities for the years ended before March 31, 2016.

## 11. CONCENTRATIONS

Major Clients

For the twelve months ended March 31, 2019, five clients represented in the aggregate approximately 38% of the Company's total revenues, excluding interest income and other income. At March 31, 2019, the accounts receivable balance was $15,903,342, one client represented 66% of the Company receivable balance.

 (Continued)

Cash and Cash Equivalents and Security Deposit Concentrations

The Company maintains cash and cash equivalent balances, including security deposits, with major commercial banks in the United States. From time to time, the Company maintains cash and cash equivalents balances in excess of federally insured amounts. The Company performs periodic evaluations of the relative credit standing of these financial institutions.

## 12. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii) (the "Alternative Standard") which requires that the Company maintain minimum net capital, as defined, of $250,000 or 2 percent of aggregate debit items computed in accordance with the formula for Determination of Reserve Requirements for Brokers and Dealers, whichever is greater. At March 31, 2019 the Company had net capital of $12,845,691, which was in excess of its statutory requirement by $12,595,691.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to customers and, accordingly, is exempt from SEC Rule 15c3-3.

## 13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through May 29, 2019, the date at which the financial statements were available to be issued and determined that there are no other items to recognize or disclose.

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